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*KH 3/4

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH, D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINSAIL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel, FINOP — (212)751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11017682

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/7

OATH OR AFFIRMATION

I, Gregory Jakubowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainsail Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE E. MASON
Notary Public, State of New York
No. 01MA6194563
Qualified in New York County
Term Expires October 6, 2012

Signature

CEO

Title

2/16/11

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 4

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Member
Mainsail Group, LLC
New York, New York

We have audited the statement of financial condition of Mainsail Group, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Mainsail Group, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 23, 2011

Mainsail Group, LLC
(a limited liability company)

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 982,154
Due From Clearing Broker	65,760
Other Assets	8,680
Total assets	$ 1,056,594
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable	$ 55,612
Accrued expenses and other liabilities	800,080
Total liabilities	855,692
Member's Equity	200,902
Total liabilities and member's equity	$ 1,056,594

See Notes to Statement of Financial Condition.

Note 1. Organization

Mainsail Group, LLC (the "Company") was formed under the laws of the State of Delaware on July 30, 2002. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an introducing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customers accounts, as defined, are carried by the clearing broker.

Note 2. Significant Accounting Policies

The Company records commission revenue and expenses on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three to seven years. Management reviews furniture and equipment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recovered.

Accounting for Income Taxes: The Financial Accounting Standards Board (the "FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions.

The Company is treated as a partnership for federal and state income tax purposes and, therefore, no provision has been made in the accompanying financial statements for federal or state income taxes.

Note 3. Due From Clearing Broker

The clearing and depository operations for the Company's securities transactions are provided by its clearing broker pursuant to a clearing agreement. At December 31, 2010, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4. Loan Receivable

The loan receivable was receivable from an employee. The loan bore interest at the Federal Short Term Applicable Rate (currently .83%) and is payable on demand. During December 2010, the loan was fully repaid.

Note 5. Related Party Transactions

The Company pays a related entity under an administrative services agreement. The amount paid represents the Company's allocable share of rent, utilities and employee compensation as defined in the agreement.

Substantially all of the Company's revenue is derived from accounts that are managed by the Managing Member.

Note 6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2010, the Company had net capital, as defined, of $192,222, which was $135,176 in excess of the required net capital of $57,046.

Note 7. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which was February 23, 2011.

Mainsail Group, LLC

Agreed-Upon Procedures Report Related to
Mainsail Group, LLC
SIPC Assessment Reconciliation

December 31, 2010

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

Greg Jakubowsky
Mainsail Group, LLC
350 Madison Avenue - 9th Floor
New York, NY 10017

Attention: Greg Jakubowsky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Mainsail Group, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 23, 2011

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(31-REV 5/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MAINSAIL GROUP, LLC
350 MADISON AVE., 9FL
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PAMELA HALIMUN, 212-751-4422

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,199

B. Less payment made with SIPC-6 filed (exclude interest) (2,421)
7/20/10 ; ck # 1515
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,778

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,778

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,778

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MAINSAIL GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the ____ day of JANUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,030,068

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 950,634

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 9

Total deductions 950,643

2d. SIPC Net Operating Revenues $ 2,079,425

2e. General Assessment @ .0025 $ 5,199

(to page 1 but not less than $150 minimum)

Mainsail Group, LLC

(a limited liability company)

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.